Delisting Determination, The Nasdaq Stock Market, LLC, June 3, 2024, RiskOn International, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of RiskOn International, Inc., effective at the opening of the trading session on June 13, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b).
The Company was notified of the Staff determination on December 1, 2023. The Company requested a hearing on December 8, 2023.
On January 9, 2024, the Company received an additional delist letter pursuant to Listing Rule Rule 5640 and IM-5640.
On February 21, 2024, the Company received an additional delist determination pursuant to Listing Rule 5110(a), as a result of this additional delist determination the Company securities were suspended on February 28, 2024.
On March 22, 2024, the Company received an additional delist determination for its failure to meet the minimum bid price requirement in Listing Rule 5550(a)(2),
On April 12, 2024, upon review of the information provided by the Company, the Panel determined to deny the Company request to remain listed on the Exchange (the Decision).
The Company did not appeal the Decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on May 28, 2024.